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                               February 3, 2023

       Dajiang Guo
       Chief Executive Officer
       TMT Acquisition Corp
       420 Lexington Avenue
       Suite 2446
       New York, NY 10170

                                                        Re: TMT Acquisition
Corp
                                                            Amendment No. 11 to
Registration Statement on Form S-1
                                                            Filed January 17,
2023
                                                            File No. 333-259879

       Dear Dajiang Guo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A

       Cover Page

   1. Please clarify in the last sentence of the first paragraph and elsewhere in the filing, as applicable, that you
may consummate a business combination with an entity located in
                                                        China.
   2. Please revise your disclosure in the the 11th paragraph and elsewhere in the filing, as applicable, to clarify
that the location of your sponsor and executive officers and directors may make you a less
attractive partner to a non-China- or non-Hong Kong-based target company, which may
therefore make it more likely for you to consummate a business combination in the PRC.
 Dajiang Guo
TMT Acquisition Corp
February 3, 2023
Page 2
3. Please delete the language in the 12th paragraph that mitigates the risks associated with being based in or acquiring a company that does business in China.
4. In the 17th paragraph, please provide a description of how cash is currently transferred through your organization.
Summary, page 1

5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Please also address in the
      Prospectus Summary and Risk Factors any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
6. In your summary of risk factors, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 26

7. We note your disclosure on pages 7, 57 and 84 that: ". . .based on our understanding of the current PRC laws and regulations in effect at the time of this prospectus, no prior permission is required under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for consummating this offering by our company." Please disclose how the company reached this determination.
8. Please address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights. You may contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at
202-551-
3713 with any questions.



                                                            Sincerely,
FirstName LastNameDajiang Guo
                                                            Division of
Corporation Finance
Comapany NameTMT Acquisition Corp
                                                            Office of Real
Estate & Construction
February 3, 2023 Page 2
cc:       Liang Shih, Esq.
FirstName LastName